NEWS RELEASE

New York - AG	November 5, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Reports Third Quarter Financial Results – Generates Record Revenues, Cash Flows and Earnings

Vancouver, BC, Canada - FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2020. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

THIRD QUARTER 2020 HIGHLIGHTS
(compared to Q3 2019)
•Achieved record quarterly revenues of $125.9 million, representing a 30% increase due to higher metal prices and the sale of $25.0 million worth of stockpiled metal inventory held over from the prior quarter
•Reduced cash costs to $2.49 per payable silver ounce, representing a 35% decrease
•Reduced All-in sustaining costs (“AISC”) to $9.94 per payable silver ounce, representing an 8% decrease
•Realized an average silver price of $22.58 per equivalent ounce, representing a 28% increase and the highest quarterly average since Q1 2013
•Operating cash flows before movements in working capital and taxes of $52.2 million, or cash flow per share of $0.24 (non-GAAP)
•Mine operating earnings of $48.0 million, representing a 73% increase primarily due to higher metal prices and the sale of stockpiled inventory
•Net earnings of $30.9 million, or basic EPS of $0.14
•Adjusted EPS of $0.12 after excluding non-cash and non-recurring items
•Invested $35.3 million on capital expenditures during the quarter
•Ended the quarter with a record $232.4 million in cash and cash equivalents

“During the third quarter, our industry-leading silver purity as a percentage of revenue increased to 67% as a result of strong silver production at La Encantada and an improved silver to gold ratio,” stated Keith Neumeyer, President and CEO. “We generated record quarterly revenues, cash flows and earnings as a result of higher metal prices, improved production rates, good cost control management and the decision to delay the sale of inventory from the prior quarter. Along with our record cash and working capital position, the Company is poised to close out 2020 as one of its strongest years in the Company’s 18-year history.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2020-Q3	2020-Q2	Change Q3 vs Q2	2019-Q3	Change Q3 vs Q3	2019
Operational
Ore Processed / Tonnes Milled	655,920	333,559	97%	655,967	0%	1,588,621
Silver Ounces Produced	3,158,866	1,834,575	72%	3,367,740	(6%)	8,145,421
Silver Equivalent Ounces Produced	5,201,085	3,505,376	48%	6,636,716	(22%)	14,901,518
Cash Costs per Ounce (1)	$2.49	$6.73	(63%)	$3.83	(35%)	$4.48
All-in Sustaining Cost per Ounce (1)	$9.94	$18.57	(46%)	$10.76	(8%)	$13.07
Total Production Cost per Tonne (1)	$71.56	$78.78	(9%)	$78.87	(9%)	$77.18
Average Realized Silver Price per Eqv. Ounce (1)	$22.58	$17.33	30%	$17.63	28%	$19.74

Financial (in $millions)
Revenues	$125.9	$34.9	261%	$97.0	30%	$246.8
Mine Operating Earnings (Loss)	$48.0	($7.8)	NM	$27.8	73%	$61.4
Net (Loss) Earnings	$30.9	($10.0)	NM	$8.6	NM	($11.5)
Operating Cash Flows before Movements in Working Capital and Taxes	$52.2	($16.4)	NM	$34.6	51%	$59.1
Cash and Cash Equivalents	$232.4	$95.2	144%	$118.6	96%	$232.4
Working Capital (1)	$266.7	$114.2	134%	$149.2	79%	$266.7

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.14	($0.05)	NM	$0.04	NM	($0.05)
Adjusted EPS (1)	$0.12	($0.10)	NM	$0.06	105%	$0.06
Cash Flow per Share (1)	$0.24	($0.08)	NM	$0.17	43%	$0.28
"NM" - Not meaningful
(1)  The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

Q3 2020 FINANCIAL RESULTS
The Company realized an average silver price of $22.58 per equivalent ounce during the third quarter of 2020, representing a 28% increase compared the third quarter of 2019 and a 30% increase compared to the prior quarter.

Revenues generated in the third quarter reached a new quarterly record of $125.9 million compared to $97.0 million in the third quarter of 2019. Revenues in the quarter benefited from the sale of $25.0 million worth of withheld inventory from the second quarter of 2020, as well as a 28% increase in average realized silver price.

The Company realized record mine operating earnings of $48.0 million compared to $27.8 million in the third quarter of 2019. Strong operating earnings were primarily attributed to higher metal prices combined with the sale of withheld metal inventory.

Net earnings reached a new quarterly record of $30.9 million (EPS of $0.14) compared to $8.6 million (EPS of $0.04) in the third quarter of 2019.

Adjusted earnings for the quarter was $25.7 million (Adjusted EPS of $0.12) compared to $11.9 million (Adjusted EPS of $0.06) in the third quarter of 2019, after excluding non-cash and non-recurring items.

Cash flow used in operations before movements in working capital and income taxes in the quarter was $52.2 million ($0.24 per share) compared to $34.6 million ($0.17 per share) in the third quarter of 2019.

The Company ended the quarter with cash and cash equivalents of $232.4 million, up $137.2 million from the prior quarter, while working capital increased to $266.7 million. The increase in cash and cash equivalents was attributed to strong cash generation from operations, $112.4 million in proceeds from prospectus offerings, including the $58.3 million investment by Eric Sprott, and $7.3 million in proceeds from exercised stock options. Subsequent to September 30, 2020, the Company repaid its revolving credit facility balance of $9.7 million in full. Subsequent to the repayment, the revolving credit facility has an undrawn balance of $75.0 million.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s three producing silver mines.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	189,918	204,577	261,425	655,920
Silver Ounces Produced	1,678,075	502,375	978,416	3,158,866
Gold Ounces Produced	18,268	7,428	76	25,771
Silver Equivalent Ounces Produced	3,125,662	1,091,026	984,397	5,201,085
Cash Costs per Ounce	($1.50)	$0.85	$10.14	$2.49
All-in Sustaining Cost per Ounce	$4.09	$6.37	$12.11	$9.94
Total Production Cost per Tonne	$120.60	$71.44	$36.04	$71.56

Total production in the third quarter was 5,201,085 silver equivalents ounces, representing a 48% increase compared to the prior quarter, and consisted of 3.2 million ounces of silver and 25,771 ounces of gold. In the first nine months of 2020, total production has reached 8.1 million ounces of silver and 73,738 ounces of gold, or approximately 72% and 67%, respectively, of the Company’s 2020 silver and gold guidance midpoints.

Following the temporary COVID-19 suspensions in the second quarter, all three of the Company's operations have resumed normal operations. Worker availability is a challenge amidst the COVID-19 pandemic but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors to replace vulnerable workers.

The Company continues to grant paid leave to "vulnerable employees", as defined by the Mexican Ministry of Health, if any of the following list of conditions are identified: anyone 60 years of age or older, workers with pre-existing conditions or compromised immune systems. Vulnerable employees currently account for approximately 11% of the Company's workforce at its three operating mines, an improvement from 18% at the end of the previous quarter. The Company continues to support its vulnerable employees with base pay and medical services as needed while they are not working. The Company is also supporting local communities by sponsoring health professionals, medical equipment, personal protective equipment, medicine and health supplements.

The Company is also in the process of constructing Polymerase Chain Reaction ("PCR") laboratory test facilities on site at San Dimas and partnering with test labs at Santa Elena to speed up testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

COSTS AND CAPITAL EXPENDITURES
Cash cost per ounce for the quarter was $2.49 per payable ounce of silver, compared to $6.73 per ounce in the previous quarter. The decrease in consolidated cash cost per ounce was attributed to increased production levels, as well as higher by-product credits as a result of higher gold sales from finished goods inventory that rolled over from the second quarter, which contributed an additional $7.4 million or $2.34 per ounce in by-product credits to the current quarter. The impact of increased by-product credits was partially offset by higher production costs due to an increase in ore development activities to catch up on lost production, additional mining contractor costs to replace vulnerable workers, and a 5% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter.

AISC in the third quarter was $9.94 per ounce compared to $18.57 per ounce in the previous quarter. The decrease in AISC per ounce was primarily due to the higher production levels following the temporary COVID-19 suspensions in the previous quarter.

Capital expenditures in the third quarter totalled $35.3 million and primarily consisted of $11.6 million at San Dimas, $8.5 million at Santa Elena (including $4.1 million towards the Ermitaño project), $3.1 million at La Encantada, $5.6 million on strategic projects and $4.4 million towards the acquisition of the Springpole Silver Stream.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.0 to 11.7 million silver ounces or 21.4 to 22.9 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.
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